"Exemption No.
82-1357"



Press Release



Strategic Supplier of Hybrid Systems

Continental Automotive Systems obtains prospects of long-term cooperation with Volkswagen AG

Hanover, Germany, January 9, 2006. Volkswagen AG and Continental Automotive Systems have agreed on a strategic partnership for the development and supply of power electronics for future hybrid projects. At the same time, Volkswagen AG awarded an order for a hybrid drive module consisting of an electric drive including the power electronics to Continental Automotive Systems and ZF Friedrichshafen AG.

The power electronics system is the heart of vehicles equipped with hybrid drive. It implements commands such as electric driving, boost and regenerative braking in conjunction with the electric motor and battery. It creates the interface for vehicle communications and via the power semiconductor, it also ensures the reliable flow of energy between the battery and the electric motor. In this area, Continental Automotive Systems can rely on Continental Temic's extensive experience in control unit electronics and in the existing hybrid series projects.

"We are extremely pleased with the confidence that Volkswagen AG has shown in us," said Dr. Karl-Thomas Neumann, President of Continental Automotive Systems and Member of the Executive Board of Continental AG. "We welcome this opportunity to be able to make a contribution to the further worldwide development of hybrid systems in this manner. Continental Automotive Systems sees hybrid drives as the right approach to a mobility developing away from internal combustion engines and the consumption of fossil fuels toward environmentally safe and dynamic driving. In this connection, we will specifically take advantage of the competence of Continental Automotive Systems in the areas of power electronics, electrical accessories, software integration, energy management and the electronic brake."

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Jointly with its strategic cooperation partner ZF Friedrichshafen AG, Continental Automotive Systems has received a specific order for the hybrid drive module. In this case also, the Continental AG division is responsible for the power electronics. ZF Friedrichshafen AG will supply the electric motor, the clutch and the dual-mass flywheel.

"Only a few months after the announcement of our cooperation, this is a first convincing outcome of the consortium of ZF Friedrichshafen and Continental Automotive Systems," said Karlheinz Haupt, Manager of the Business Unit Electric Drives and Member of the Executive Board of Continental Automotive Systems. "The partners' areas of activities complement one another outstandingly and our customers will profit through optimized development and component costs."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004, the corporation realized sales of € 12.6 billion. At present, it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover/Germany
Ph.: +49 511 938-1485
Fax: +49 511 938-1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover/Germany
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
Email: prkonzern@conti.de

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